Exhibit (d2)
ACCOUNTING BENEFIT RIDER
This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. There is a charge to purchase this rider. Please refer to the current Data Pages. The Effective Date of this rider is the same date as the Policy Date unless another date is shown on the current Data Pages.
ACCOUNTING BENEFIT RIDER BENEFIT
If You surrender Your policy in full for its Net Surrender Value while this rider is part of Your policy, the applicable Guaranteed Maximum Surrender Charges per policy shown on Your current Data Pages will be reduced by 100 percent.
LIMITATIONS AND CONDITIONS
The Accounting Benefit Rider benefit will not apply if the policy is surrendered in conjunction with a replacement or Section 1035 Exchange.
TERMINATION
This rider will terminate on the first of the following events:
1.	We receive Your Notice to cancel this rider;

2.	Termination of Your policy;

3.	Your assignment of the policy, except as in item 4 below;

4.	Any change of ownership except:
a.	A change resulting from a merger, consolidation, or acquisition of Your assets unless the successor owner of the policy was Your wholly owned subsidiary on the date the ownership changed; or

b.	The successor owner of Your policy is a trust established by You for the purposes of providing employee benefits.
REINSTATEMENT
If this rider terminates, it may not be reinstated.

President and Chief Operating Officer
Principal Life Insurance Company
Des Moines, Iowa 50392-0001

30